SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D. C. 20549

FORM 10-SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

ALCiS HEALTH, INC.

(Exact name of registrant as specific in its charter)

Delaware	72-1235451
(State of Incorporation)	(I.R.S. Employer I.D. No.)

560 South Winchester Blvd., 5th Floor

San Jose, CA 95128

(Address of principal executive offices, including zip code)

408-236-7525

(Registrant’s telephone number, including area code)

Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94306

(650) 233-4538

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share

(Title of Class)

PART I

Item 1. Description of Business

The opening paragraph of Item 8.01 and Section A of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 2. Plan of Operation .

Section B of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference. The Section entitled “Risk Factors” occurring immediately after Section L of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is also hereby incorporated by reference.

Item 3. Description of Property .

Section C of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Section D of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 5. Directors, Executive Officers, Promoters, and Control Persons .

Item 5.02 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 6. Executive Compensation.

Section F of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 7. Certain Relationships and Related Transactions.

Section G of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 8. Description of Securities.

Section H of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

PART II

Item 1. Market Price of and Dividend on the Registrant’s Common Equity and Other Shareholder Matters.

Section I of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 2. Legal Proceedings

Section J of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 3. Changes in and Disagreements With Accountants.

Section K of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 4. Recent Sale of Unregistered Securities.

Section L of Item 8.01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Item 5. Indemnification of Directors and Officers.

Section M of Item 8.01 01 of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Part F/S

Pages F-1 through F-29, inclusive, of Registrant’s Current Report on Form 8-K dated March 31, 2006, and filed with the Securities and Exchange Commission on April 6, 2006, is hereby incorporated by reference.

Part III

Item 1. Index to Exhibits

Exhibits

3.1	Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Certificate of Amendment to Certificate of Incorporation dated February 22, 2006, and filed on February 24, 2006*

3.3	Certificate of Amendment to Certificate of Incorporation dated April 3, 2006, and filed on April 5, 2006*

3.4	Bylaws of the Registrant*

4.1	Form of Certificate of Common Stock of Registrant

4.2	Form of Warrant*

4.3	Amended 2004 Stock Plan*

4.4	Form of Stock Option Agreement relating to the 2004 Stock Plan*

4.5	Form of Lock-up Agreement for certain investors*

10.1	Agreement and Plan of Merger among Registrant, Delta Acquisition Sub, Inc., and ALCiS Health, Inc., a California corporation, dated March 30, 2006**

10.2	License Agreement between ALCiS and BioZone Laboratories, Inc. dated August 17, 2005, as amended on September 28, 2005, and December 27, 2005*+

10.3	Purchase Option between ALCiS and BioZone Laboratories, Inc. dated November 4, 2005*

10.4	Form of Statement of Confidentiality, Non-Disclosure and Non-Compete Agreement between ALCiS and our employees, consultants and other third-party contractors*

10.5	Form of Subscription Agreement relating to Offering consummated March 31, 2006 for the sale of common stock and warrants*

10.6	Engagement Agreement between Landrum & Company, Inc. and ALCiS effective February 1, 2006*

10.7	Form of Indemnification Agreement*

21.0	List of Subsidiaries*

*	Incorporated by reference from Current Report on Form 8-K filed by Registrant dated March 31, 2006, and filed with the SEC on April 6, 2006
**	Incorporated by reference from Current Report on Form 8-K filed by Registrant dated March 30, 2006, and filed with the SEC on April 5, 2006
+	Confidential treatment has been requested for portions of this exhibit.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on April 21, 2006.

ALCiS Health, Inc.

By:	/s/ Brian Berchtold
Brian Berchtold
Chief Executive Officer

List of Exhibits

Exhibit 4.1, Form of Certificate of Common Stock of Registrant, follows on page 7.

For a list of those exhibits incorporated by reference from prior filings, please see the Part III, Item 1, Index to Exhibits on page 4.